

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2018

John C. R. Hele
Executive Vice President and Chief Financial Officer
MetLife, Inc.
200 Park Avenue
New York, NY 10166-0188

      Re: Metlife, Inc.
          Form 10-Q for the Quarterly Period Ended September 30, 2017
          Filed November 6, 2017
          File No. 001-15787

Dear Mr. Hele:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                           Division of Corporation Finance
                                          Office of Healthcare & Insurance